UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following press release is furnished hereto:

Exhibit No.	Description

99.1
Press Release of Innoviz Technologies Ltd., dated January 5, 2024, titled “Innoviz Strengthens Board of Directors with Industry Executives to Support Next Chapter of Growth as a Global Automotive LiDAR Leader”.

The press release (the “Press Release”) furnished as Exhibit 99.1 to this Report on Form 6-K (this “Report”) clarifies a statement included in the press release issued by Innoviz Technologies Ltd. on January 4, 2024 (the “Prior Release”). The Press Release clarifies that Mr. von Witzleben has over 20 years of board and executive-level experience rather than 20 years of CEO-level experience (as stated in the Prior Release). The first, third and fifth paragraphs of Exhibit 99.1 to this Report are incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-265170 and 333-267646) and Form S-8 (File Nos. 333-255511, 333-265169 and 333-270416).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: January 5, 2024